Exhibit 12.2
FANNIE MAE
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS AND ISSUANCE COST AT REDEMPTION
(Dollars in millions)

	For the Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Net income	$12,313	$10,955	$14,209	$83,982	$17,220
Add:
Total interest expense	84,726	88,033	94,437	95,145	107,689
Provision (benefit) for federal income taxes(1)	6,020	5,253	6,941	(45,415)	—
Gains from partnership investments	(17)	(244)	(268)	(518)	(120)
Capitalized interest	4	6	3	1	1
Earnings, as adjusted	$103,046	$104,003	$115,322	$133,195	$124,790
Fixed charges:
Total interest expense	84,726	88,033	94,437	95,145	107,689
Capitalized interest	4	6	3	1	1
Senior preferred stock dividends(2)	14,328	15,206	30,654	37,864	11,603
Total fixed charges	$99,058	$103,245	$125,094	$133,010	$119,293
Ratio of earnings to fixed charges	1.04:1	1.01:1	0.92:1	1.00:1	1.05:1
Deficiency (surplus)	(3,988)	(758)	9,772	(185)	(5,497)
__________

(1)
In 2013, we released the substantial majority of the valuation allowance for our net deferred tax assets that resulted in the recognition of a benefit for federal income taxes of $45.4 billion in our consolidated statement of operations and comprehensive income for the year ended December 31, 2013.

(2)
Represents pre-tax earnings required to pay dividends on outstanding senior preferred stock using our effective income tax rate for the relevant periods. The dividend requirement is calculated by taking the amount of dividend divided by 1 minus our effective income tax rate. For the year ended December 31, 2013, our effective tax rate of (117.8)% was different from the federal statutory rate of 35% primarily due to the release of the substantial majority of our valuation allowance for our net deferred tax assets.